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COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES                                                                  EXHIBIT 12
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( in thousands )
                                                                                     Years ended December 31,
                                                                          2000                  1999                1998

EARNINGS AS DEFINED:
Earnings from operations before income taxes after eliminating
     undistributed earnings of 20%- to 50%-owned affiliates        $        279,478  $               255,247 $        229,611
Fixed charges excluding capitalized interest and preferred stock
     dividends of majority-owned subsidiary companies                        58,361                   50,668           52,113

Earnings as defined                                                $        337,839  $               305,915 $        281,724

FIXED CHARGES AS DEFINED:
Interest expense, including amortization of debt issue costs       $         51,934  $                45,219 $         47,108
Interest capitalized                                                            206                      356              341
Portion of rental expense representative of the interest factor               6,427                    5,449            5,005
Preferred stock dividends of majority-owned subsidiary companies                 80                       80               80

Fixed charges as defined                                           $         58,647  $                51,104 $         52,534

RATIO OF EARNINGS TO FIXED CHARGES                                             5.76                     5.99             5.36
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